                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
        OF 1934

                 For the fiscal year ended December 31, 2003 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            For the transition period from __________ to __________

                         Commission file number 0-25033


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                        The Banc Corporation 401(k) Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              The Banc Corporation
                           17 North Twentieth Street
                           Birmingham, Alabama 35203

                        The Banc Corporation 401(k) Plan

             Audited Financial Statements and Supplemental Schedule

   As of December 31, 2003 and 2002 and for the year ended December 31, 2003


                                    CONTENTS

Report of Independent Registered Public Accounting Firm.................................................        1

Audited Financial Statements

Statements of Net Assets Available for Benefits.........................................................        2
Statement of Changes in Net Assets Available for Benefits...............................................        3
Notes to Financial Statements...........................................................................        4

Supplemental Schedule

Schedule H, Line 4i- Schedule of Assets (Held at End of Year)...........................................        9

            Report of Independent Registered Public Accounting Firm

Plan Administrator
The Banc Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Banc Corporation 401(k) Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP
Birmingham, Alabama
June 24, 2003

                        The Banc Corporation 401(k) Plan

                Statements of Net Assets Available for Benefits


                                                       DECEMBER 31
                                                2003                  2002
                                             ----------            ----------

ASSETS
Investments, at fair value                   $5,577,004            $5,205,654
Employer contributions receivable               277,950               298,159
                                             ----------            ----------
Net assets available for benefits            $5,854,954            $5,503,813
                                             ==========            ==========


See accompanying notes.

                        The Banc Corporation 401(k) Plan

           Statement of Changes in Net Assets Available for Benefits


                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                    2003
                                                                 ------------

ADDITIONS
   Company contributions                                          $  312,542
   Participant contributions                                         909,251
   Interest and dividends                                            227,428
   Transfer-in/rollover                                               49,098
                                                                  ----------
                                                                   1,498,319

DEDUCTIONS
   Benefits paid to participants                                   1,517,537
   Administrative expenses                                             7,638
                                                                  ----------
                                                                   1,525,175

Net appreciation in fair value of investments                        377,997
                                                                  ----------

Net increase                                                         351,141

Net assets available for benefits at beginning of year             5,503,813
                                                                  ----------
Net assets available for benefits at end of year                  $5,854,954
                                                                  ==========


See accompanying notes.

                        The Banc Corporation 401(k) Plan

                         Notes to Financial Statements

                               December 31, 2003


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The Banc Corporation 401(k) Plan (the Plan) have been prepared in conformity with accounting principles generally accepted in the United States.

INVESTMENT VALUATION

Investments in The Banc Corporation's (the Company's) common stock is traded on the Nasdaq Stock Market under the trading symbol, "TBNC" and is valued using the closing price on the last business day of the plan year. Cash and cash equivalents are stated at fair value, which is approximated by cost. Investments in the pooled separate accounts are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the pooled separate accounts are based on quoted redemption values on the last business day of the Plan year as determined by Provident Financial Advisors (the Custodian).

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.       DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan which covers employees of the Company who have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan subject to Internal Revenue limits. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may, at its discretion, match participants' contributions each year up to a maximum of 6% of salary-deferred contributions. The Company contributed $312,542 to the Plan in 2003.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service.

2.       DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce the Company's discretionary matching contributions in accordance with the Plan agreement. During 2003, no forfeitures were used to reduce the Company's discretionary matching contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the

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Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

PAYMENT OF BENEFITS

Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant's beneficiary.

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.

3.       PARTIES-IN-INTEREST TRANSACTIONS

Provident Bank is the custodian for the plan's investments. Certain plan investments are units of pooled separate accounts managed by Federated Retirement Services, the recordkeeper. One of the investment vehicles in the Plan is The Banc Corporation common stock. The Company pays for all legal, accounting and other services on behalf of the Plan.

4.       INCOME TAX STATUS

The Plan has not received an determination letter from the Internal Revenue Service stating that the plan is qualified under Section 401 (a) of the Internal Revenue Code (the "Code"). However, the plan administrator believes that the Plan has been designed to comply with the requirement of the Code and has indicated that it will take the necessary steps, if any, to bring the Plan's operations and/or document into compliance with the Code.

5.       INVESTMENTS

During 2003, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:


The Banc Corporation common stock            $180,018
Pooled separate accounts                      197,979
                                             --------
                                             $377,997
                                             ========

6.       RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The fair value of individual investments that represent 5% or more of the Plan's net assets at December 31, 2003 is as follows:


Federated Capital Preservation               $1,408,798
Federated Capital Appreciation                  558,407
Federated Total Return                        1,817,185
The Banc Corporation common stock               925,361

                             Supplemental Schedule


                                     (C) DESCRIPTION OF INVESTMENT
                                     INCLUDING MATURITY DATE, RATE       (D)
          (B) IDENTITY OF ISSUE,     OF INTEREST, COLLATERAL, PAR        COST        (E) CURRENT
(A)    BORROWER, LESSOR, OR SIMILAR        OR MATURITY VALUE                            VALUE
                   PARTY
---    ----------------------------  -----------------------------     --------      -----------
       Cash and Cash Equivalents:
 *     Provident Bank                 Cash Account                           **      $    4,426
 *     Federated                      Managed Growth & Income                **          10,238
                                      Managed Growth                         **          17,406
       Company common stock:
 *     The Banc Corporation           Common stock                     $783,891         925,361
       Pooled Separate Accounts:
 *     Federated.                     Baron Growth Fund                      **         110,053
                                      Capital Preservation                   **       1,408,798
                                      Stock Trust                            **          66,141
                                      Equity FDS                             **         134,644
                                      Cap Appreciation                       **         558,407
                                      GNMA- Select Service                   **          15,362
                                      Mid-Cap Index Fund                     **          83,472
                                      Max-Cap FD                             **         100,327
                                      International Equity Fund              **          32,464
                                      Total Return                           **       1,817,185
                                      International Small Co                 **          32,851
                                      Turner Small Cap                       **         137,926
                                      Janus Advisor Service Cap
                                      Apprec.                                **          11,974
                                      American Century Equity Income         **          25,035
                                                                       --------      ----------
                                                                                      5,492,070
        Participant loans             Interest rates range from
                                      5.00% to 5.75%
                                                                             **          84,934
        Total investments                                                            $5,577,004

*       Party-in-interest

** Column (d) has not been presented as this information is not applicable.

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of The Banc Corporation 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


                                THE BANC CORPORATION 401(K) PLAN


                                /s/ Fred Rogan
                                -----------------------------------------------
                                                  Fred Rogan
                                                 Administrator


Dated:  June 28, 2004

                                 EXHIBIT INDEX

Exhibit No.         Exhibit

    23              Consent of Ernst & Young LLP.


                                      12